November 1, 2012

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We have reviewed the disclosures concerning Reznick Group, P.C. made by EntreMed, Inc. in Item 4.01 of its Form 8-K, which we understand will be filed with the Securities and Exchange Commission on the date hereof, and are in agreement with the statements contained therein.

Very truly yours,

/s/ Reznick Group, P.C.